October 8, 2010

BY ELECTRONIC SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Morgan Youngwood

RE:	PAR Technology Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
File No. 001-09720

Ladies and Gentlemen:

PAR Technology Corporation, a Delaware corporation ("PAR" or the "Company"), is transmitting for filing with the Securities and Exchange Commission (the "Commission"), this letter  reflecting PAR's responses to the written comments communicated by Mr. Morgan Youngwood, Staff Accountant, to   John W. Sammon, Jr., Chairman of the Board and President of PAR, by letter dated September 27, 2010.  The responses set forth below have been organized in the same manner in which the comments were presented in Mr. Youngwood’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11:	Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 23, 2010)

Incentive Compensation, page 16

Comment:
1.
We note that for Messrs. Sammon, Casciano, Constantino and Cortese, you indicate that incentive compensation is “based on the performance objectives of the company’s consolidated results.” Yet, elsewhere in your disclosure you suggest that such incentive compensation awards are actually based on achievement of various metrics at the business unit level. In your response to us and in future filings, please clarify whether incentive compensation awards for those four NEO’s are based on (i) achievement of company consolidated results for revenue, pretax income, inventory turnover and accounts receivable, or (ii) achievement of similar metrics by each of the four business units, measured separately. To the extent awards are based on a combination of the foregoing, we would expect to see meaningful and specifically detailed disclosure regarding how such award amounts are ultimately calculated.

Response:

The Company wishes to supplementally clarify for the staff that its incentive compensation awards for Messrs. Sammon, Casciano, Constantino and Cortese are based on the achievement of metrics of revenue, pretax income, inventory turnover and accounts receivable, measured separately by each of the Company’s four businesses assessed as a percent of consolidated operating results.  The award amount is determined proportionately based on that businesses percentage of the consolidated goal for that metric.

By way of example assume the revenue metric comprises 35% of the total incentive award that could be earned by the named executive officer.  Of this revenue metric, assume the Restaurant business comprises 40% of the total consolidated revenue goal and that the Restaurant business achieved this goal at 100% for fiscal 2009, while the other 3 businesses achieved less than 80% of this goal resulting in 0 contribution by these businesses toward the aforementioned executives’ incentive compensation award relative to revenue.  Given these facts, the aforementioned named executive officers would be eligible for only 40% (the percentage of the consolidated revenue goal attributable to the Restaurant business) of the 35%, of the incentive compensation award associated with revenue.  The composition of incentive awards for the other 3 metrics (pretax income, inventory turnover and accounts receivable) are calculated in an equivalent manner.

The Company supplementally clarifies for the staff that the Company has determined that, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, it is not required to disclose the performance target level factors used to determine executive incentive compensation by the Company (collectively, the “Target Levels”) for the reasons set forth in its response letter dated July 16, 2009.  The Company will clarify this disclosure in future filings.

Severance Policy, page 20

Comment:

2.
Item 601(b)(10)(iii)(A) provides that any management contract in which a named executive officer of the registrant, as defined by Item 402(a)(3) or Regulation S-K, participates shall be deemed material and shall be filed. In response to prior comment 11, you state that Mr. Cortese was determined to be a named executive officer during fiscal year 2009, as defined by Item 402(a)(3) of Regulation S-K. As such, Item 601(b)(10)(iii)(A) of Regulation S-K requires the filing of Mr. Cortese’s employment agreement. Accordingly, please file Mr. Cortese’s employment agreement. Additionally, please advise how you determined that Mr. Cortese was a named executive officer pursuant to Item 402(a)(3)(iv) of Regulation S-K despite the fact that you determined he was not an executive officer pursuant to Rule 3b-7 of the Exchange Act.

Response:

To address the issues in reverse order, the Company wishes to supplementally clarify that its determination that Mr. Cortese was a Named Executive Officer pursuant to Item 402(a)(3)(iv) of Regulation S-K despite the fact that the Company determined Mr. Cortese was not an executive officer pursuant to Rule 3b-7 of the Exchange Act was based on a literal reading of the language of Item 402(a)(3)(iv).  After a review of Compliance and Disclosure Interpretations of Regulation S-K, specifically 217.07, the Company has concluded that inclusion of Mr. Cortese under 402(a)(3)(iv) was not required for fiscal 2009, as at no time during that period did Mr. Cortese’s perform duties of an executive officer.  Notwithstanding the incorrect determination of Mr. Cortese as a Named Executive Officer, having done so, the Company acknowledges that it will file the Cortese agreement with its next filing on Form 10-Q.  Had the Company been correct in determining that Mr. Cortese was a named executive officer, it misinterpreted item 601(b)(10)(iii)(A) of Regulation S-K and erroneously relied upon the definition of Executive Officer as set forth in Rule 3b-7 of the Exchange Act when it should have for the purposes of determining whether the contract with Mr. Cortese was “material” utilized the definition of “Named Executive Officer” pursuant to Item 402(a)(3).  The Company will be more diligent in its application of the regulations and definitions in future filings.

PAR hereby acknowledges as follows:

1.	PAR is responsible for the adequacy and accuracy of the disclosures in its filing;

2.	PAR understands that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to PAR's filing; and

3.	PAR understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (800) 448-6505, extension 273, should you require additional information or have questions regarding this letter.

Very truly yours,

PAR Technology Corporation

By: /s/Ronald J. Casciano
Ronald J. Casciano, Vice President,
Chief Financial Officer, Treasurer
and Chief Accounting Officer